UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 28, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew First Quarter 2022 Trading Update”, dated April 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 28, 2022	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew First Quarter 2022 Trading Update

Encouraging start to the year with all three franchises contributing to growth

28 April 2022

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the first quarter ended 2 April 2022.

Highlights1,2

●	Q1 revenue $1,306 million (2021: $1,264 million) up 3.3% on a reported basis (including -2.6% currency effect) and up 5.9% on an underlying basis

●	Continued strong growth from Sports Medicine & ENT and Advanced Wound Management and improved performance from Orthopaedics
o	Sports Medicine & ENT revenue up 8.6% underlying
o	Advanced Wound Management revenue up 8.0% underlying
o	Orthopaedics revenue up 2.6% underlying

●	Established Markets revenue up 4.1% underlying as elective surgery volumes recovered from Omicron impact at the start of the quarter

●	Emerging Markets revenue up 14.3% underlying, with double-digit growth across India, the Middle East and Africa, and Latin America

●	Continued progress with new product development programme, including US regulatory clearance for cementless knee software on our robotics-assisted CORI◊ Surgical System

●	Focused on our Strategy for Growth, including work on productivity and commercial execution

●	Full year 2022 guidance unchanged

Deepak Nath, Chief Executive Officer, said:

“We are pleased with this encouraging start to the year. Sports Medicine & ENT and Advanced Wound Management continued to deliver strong growth and Orthopaedics produced an improved performance as elective procedure volumes rebounded across our segments. The growing contribution from recent product launches reflects the strength of our portfolio and innovation-led approach.

“Our Q1 performance puts us on track to deliver our guidance for this year. 2022 marks an important stepping-stone in our Strategy for Growth and towards achieving our medium-term financial performance commitments. I am excited by the prospect of driving delivery of the Strategy and bringing out the best in Smith+Nephew to realise the full potential of the business.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call
An analyst conference call to discuss Smith+Nephew’s first quarter results will be held at 8.30am BST / 3.30am EDT on Thursday 28 April 2022, details of which can be found on the Smith+Nephew website at http://www.smith-nephew.com/financialresults.

Notes

1.	All numbers given are for the quarter ended 2 April 2022 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2021 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2022 will be released on 28 July 2022.

First quarter trading update

Our first quarter revenue was $1,306 million (2021: $1,264 million), up 5.9% on an underlying basis. Reported revenue growth was 3.3% including a -2.6% headwind from foreign exchange.

The first quarter comprised 64 trading days, in line with the equivalent period in 2021.

Consolidated revenue analysis for the first quarter

	2 April	3 April	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	541	540	0.3	2.6	-	-2.3
Knee Implants	231	212	9.3	12.2	-	-2.9
Hip Implants	149	154	-3.3	-0.7	-	-2.6
Other Reconstruction(ii)	20	25	-20.6	-19.0	-	-1.6
Trauma & Extremities	141	149	-5.4	-3.8	-	-1.6

Sports Medicine & ENT	396	373	6.1	8.6	-	-2.5
Sports Medicine Joint Repair	220	198	10.9	13.6	-	-2.7
Arthroscopic Enabling Technologies	141	146	-3.3	-0.8	-	-2.5
ENT (Ear, Nose and Throat)	35	29	20.7	21.6	-	-0.9

Advanced Wound Management	369	351	5.1	8.0	-	-2.9
Advanced Wound Care	182	175	3.9	8.3	-	-4.4
Advanced Wound Bioactives	118	116	2.0	2.3	-	-0.3
Advanced Wound Devices	69	60	14.4	18.6	-	-4.2

Total	1,306	1,264	3.3	5.9	-	-2.6

Consolidated revenue by geography
US	659	640	3.1	3.1	-	-
Other Established Markets(iii)	404	407	-0.7	5.9	-	-6.6
Total Established Markets	1,063	1,047	1.6	4.1	-	-2.5
Emerging Markets	243	217	11.7	14.3	-	-2.6
Total	1,306	1,264	3.3	5.9	-	-2.6

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, our joint navigation business and cement
(iii)	Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Overview of the first quarter

All three franchises contributed to an encouraging first quarter, with continued strong growth from Sports Medicine & ENT and Advanced Wound Management and an improved performance from Orthopaedics. Volumes returned across elective procedure categories as the effects of the Omicron wave fell away in the US and Europe early in the quarter and we benefitted from recent new product launches. We continue to focus closely on managing the widely reported global shortages of some raw materials and components.

Geographically, revenue growth was 4.1% (1.6% reported) in our Established Markets and 14.3% (11.7% reported) in Emerging Markets.

The Established Markets recovered from the impact of the COVID wave at the start of the year. In the US our business accelerated through February and into March as procedure volumes returned, with revenue growing 3.1% (3.1% reported) for the quarter. Revenue from our Other Established Markets was up 5.9% (-0.7% reported due primarily to FX movements in the Euro, Australian Dollar and Japanese Yen) mainly driven by Europe, with the UK and Southern Europe rebounding strongly.

In the Emerging Markets China saw a return of COVID outbreaks and local lockdowns in some cities late in the quarter. Our China business still added to Group growth with delays to the implementation of the Hip and Knee volume-based-procurement (VBP) programme more than offsetting the COVID headwind. The Emerging Markets excluding China continued to recover strongly, with double-digit growth across India, the Middle East and Africa, and Latin America.

Orthopaedics

We delivered revenue growth of 2.6% (0.3% reported) in our Orthopaedics franchise in the first quarter.

Knee Implants was up 12.2% (9.3% reported) and Hip Implants was down -0.7%
(-3.3% reported). Knee Implants performance was driven by a strong recovery in elective surgery volumes in the quarter. We saw the first contributions from our recently launched LEGION◊ CONCELOC◊ cementless knee and announced the first surgery using our new JOURNEY◊ II Medial Dished (MD) System. The small decline for Hip Implants reflects a strong comparative period and a market that had been more resilient than Knees in 2020 and 2021.

Other Reconstruction revenue was down -19.0% (-20.6% reported), largely reflecting a strong Q1 2021. We continue to expand our CORI Surgical System offering, launching in Japan in February and conducting the first hip surgery and achieving US regulatory clearance for our cementless knee software in April.

In Trauma & Extremities revenue was down -3.8% (-5.4% reported) reflecting a varied performance by geography and product category.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered revenue growth of 8.6% (6.1% reported).

Revenue in Sports Medicine Joint Repair was up 13.6% (10.9% reported), driven by procedural recovery in knee repair which had been particularly impacted by lower sport participation due to COVID. We also saw good momentum across recent product launches including FASTFIX◊ FLEX and HEALICOIL◊ Knotless.

Arthroscopic Enabling Technologies revenue was down -0.8% (-3.3% reported), reflecting a good quarter in fluid management and video offset by a soft quarter in COBLATION◊ and patient positioning.

ENT delivered revenue growth of 21.6% (20.7% reported) driven by our tonsil and adenoid business as procedure volumes continue to recover from the impact of COVID.

Advanced Wound Management

We delivered revenue growth of 8.0% (5.1% reported) from our Advanced Wound Management franchise.

Advanced Wound Care revenue was up 8.3% (3.9% reported), including double-digit growth in Europe. All major product categories grew globally, with the highest growth coming from film and foam dressings.

Advanced Wound Bioactives revenue was up 2.3% (2.0% reported) with good growth from our enzymatic debrider SANTYL◊. In skin substitutes we announced a new study showing that, compared to leading competitors, GRAFIX◊ Membrane halved recurrence rates for diabetic foot ulcers, one of the major categories of chronic wounds.

Advanced Wound Devices revenue was up 18.6% (14.4% reported) driven by both our PICO◊ and RENASYS◊ Negative Pressure Wound Therapy Systems.

Outlook

Our first quarter trading results put us on track to meet our full year guidance for 2022, which is unchanged.

As announced with our fourth quarter results, for 2022 we are targeting underlying revenue growth of 4.0% to 5.0%. On a reported basis the guidance equates to a range of around 1.3% to 2.3%, with a foreign exchange headwind of 270bps based on exchange rates prevailing on 22 April 2022.

For trading profit margin we are targeting around 50bps of expansion in 2022. This will be driven by efficiencies from operating leverage and productivity and improvement in the margin of acquired assets that will more than offset significant anticipated headwinds from input cost inflation and China VBP implementation.

In December 2021 we announced our Strategy for Growth and new mid-term financial performance commitment, targeting consistent 4-6% organic revenue growth by 2024, structurally ahead of historical levels, and rebuilding trading margin, targeting at least 21% by 2024 with further improvements thereafter. 2022 is an important stage in this journey and we are pleased with the encouraging start to the year.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.